PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

3 August 2006

<u>Pearson plc</u>
<u>Submission Pursuant to Rule 12g3-2(b) under the</u>
<u>Securities Exchange Act of 1934 - File number: 82-4019</u>

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

14 July	***Change in interest of shares***
14 July	***Change in interest of shares***
24 July	***Block listing of shares***
25 July	***Missouri's School District of Washington launches Pearson benchmark online assessments***
27 July	***IDC announce second quarter results***
31 July	***Pearson 2006 interim results***
31 July	***LessonLab research Institute's Ronald Gallimore to keynote Florida statewide.........***
31 July	***Pearson makes history with innovative social studies program for California***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

for Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Change in interest in shares

14 July 2006

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PEARSON

RECEIVED
2006 AUG 16 P 4:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

14 July 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 712447

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 14 July 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 23,968,965 shares, now represents 2.979% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jenni Burton
Assistant Company Secretary

198/90/I

To: Pearson plc
80 Strand
London WC2R 0RL, UK

Date: 11 July 2006

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (804,558,975 shares outstanding)

Number of shares in which the Companies have an interest:

23,968,965

Name(s) of registered holder(s):

See Schedule B

As of 11 July 2006

Pearson plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	23,968,965	2.979%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	11,211,857	1.394%
• Capital International Limited	4,230,886	0.526%
• Capital International S.A.	1,252,293	0.156%
• Capital International, Inc.	199,657	0.025%
• Capital Research and Management Company	7,074,272	0.879%

Schedule A

Schedule of holdings in Pearson plc
As of 11 July 2006

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	1,468,214
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY UK	451,178
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS UK	132,400
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	4,694,197
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE UK	243,935
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	757,710
Cede & Co. 55 Water Street New York, NY 10006	101,600
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH UK	468,200

Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK	13,200
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	19,537
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	1,743,989
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	22,600
State Street Bank & Trust Co.	2,800
New Account Nominee Information Not Available	78,416
Citibank NA Toronto	21,500
Mellon Bank N.A. London Branch London United Kingdom	14,500
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	15,400

Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	389,114
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	17,400
JP Morgan Chase Bank	555,767
TOTAL	11,211,857

TOTAL

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	53,100
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY UK	1,002,954
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS UK	706,938
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	897,165
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	40,500
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH UK	80,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK	33,300
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	86,900

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	441,125
State Street Bank & Trust Co.	161,600
Citibank NA Toronto	9,200
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	33,400
Chase Manhattan Nominee Ltd. Australia	52,000
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	186,500
Mellon Bank N.A. London Branch London United Kingdom	69,300
Northern Trust AVFC South Africa	81,049
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	25,689

Bank One London	38,600
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia	5,100
JP Morgan Chase Bank	27,500
Raiffeisen Zentral Bank AM Stadtpark 9 1030 Vienna Austria	110,700
Fortis Bank	8,300
Metzler Seel Sohn & Co.	44,100
Nordea Bank DNK Copenhagen V DK 1785	26,566
Bayerische Hypo Und Vereinsbank AG	9,300
TOTAL	**4,230,886**

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	6,636
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY UK	4,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	103,150
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	16,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT UK	12,800
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	9,300
Morgan Stanley	7,300
J.P. Morgan	812,883

State Street Bank & Trust Co.	40,252
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street London EC2R 8AZ	6,400
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	109,900
JP Morgan Chase Bank	16,700
Lombard Odier Et Cie, Geneva Geneva, Switzerland	92,772
Metzler Seel Sohn & Co.	13,400
TOTAL	1,252,293

Capital International, Inc.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	28,000
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	17,100
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH UK	7,700
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	87,057
State Street Bank & Trust Co.	50,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	9,300
TOTAL	199,657

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF UK	750,000
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD UK	6,324,272
TOTAL	7,074,272

Change in interest in shares
14 July 2006

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

14 July 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 191130

Dear Sirs

<u>Notification of Change in Interest in Shares</u>

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 14 July 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of FMR Corp. and Fidelity International Ltd, which equals 24,779,572 shares, now represents 3.08% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jenni Burton
Assistant Company Secretary

RECEIVED
2006 AUG 16 P 4:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Pearson Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA[K]L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By____________________________
Michelle Edwards
Associative Director - Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Security: PEARSON PLC

Current ownership percentage:	3.08%
Total Shares Held	24,779,572
Shares in issue:	804,563,536

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
6,543,580	FPM	JP MORGAN, BOURNEMOUTH
846,600	FPM	NORTHERN TRUST LONDON
322,800	FPM	MELLON BANK
245,400	FPM	STATE STR BK AND TR CO LNDN (S
201,500	FPM	BANK OF NEW YORK BRUSSELS
193,700	FPM	BANKERS TRUST LONDON
84,800	FPM	MIDLAND SECURITIES SERVICES
1,017,354	FISL	JP MORGAN, BOURNEMOUTH
14,522,800	FIL	BROWN BROS HARRIMN LTD LUX
92,000	FIL	BANK OF NEW YORK BRUSSELS
63,600	FIL	NORTHERN TRUST LONDON

Block listing of shares
24 July 2006

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Pearson Plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 275,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 275,000 shares to be issued under the Worldwide Save For Shares Plan.

Missouri's School District of Washington Launches Pearson Benchmark Online Assessments

25 July 2006

District Implements Assessment Tool to Improve Student Achievement

WASHINGTON, MO. & BLOOMINGTON, MN. - A high-performing district focused on student achievement, Missouri's School District of Washington announced today that it has selected Pearson Benchmark as the Web-based assessment tool to serve its 4,100 students. Teachers and administrators in the district's 11 schools, spanning 250 square miles, will use Pearson Benchmark to measure, manage and maximize student achievement through testing, reporting and analysis of data.

Nick Ginos, deputy superintendent of schools, said Pearson Benchmark "will allow us to monitor student progress and provide better feedback about skills students have mastered and areas needing additional instruction."

Pearson Benchmark allows districts to create tests to take multiple measures of student performance against standards at any time throughout the school year. With the data collected over time, teachers and administrators can monitor student progress against standards, address deficiencies and recheck mastery. The result is more targeted instruction, shorter assessment cycles, more effective teaching delivery and better student results.

Pearson Benchmark provides a new core set of capabilities, including the ability to quickly and accurately assess student progress against standards, use the data to diagnose student learning needs and target instruction to address those needs.

June Wilson, district technology coordinator, said excitement is building as implementation of Pearson Benchmark approaches. "Our principals and teachers are really impressed with how much they'll be able to see," she said. "We'll be able to drill down to the individual student, as well as compare all our schools to standards, down to a particular question on a test. If students aren't mastering concepts, teachers can intervene early, before those students move to the next grade level or course in a series.

"If we see that one school is performing well in a particular area, we'll be able to share its best practices across the district," she said. "Our students will see great benefits."

This district's long-held focus on achievement has resulted in test scores that consistently exceed state averages in virtually every category. And, for four years running, Washington has held the honor of "accredited with distinction in performance" from the Missouri Department of Elementary and Secondary Education.

"We are very pleased to partner with the School District of Washington to manage student assessment," said John Harnett, president, Pearson Assessments. "By adding

Pearson Benchmark to its history of academic achievement, this remarkable Missouri school district is now offering its teachers a powerful tool for ensuring that all of its students achieve at the highest possible levels."

About Pearson Assessments

Pearson Assessments provides assessment instruments and data capture tools and technologies for use in education, business and health care settings. Backed by a half century of knowledge and expertise, Pearson Assessments - integrating Pearson NCS and the assessment division of AGS Publishing with the original Pearson Assessments business - offers products and services to deliver the accurate, reliable and usable information that professionals seek. Pearson Assessments is a business of Pearson Education, the world's largest integrated education company, which in turn is part of Pearson (NYSE:PSO), the international media company. Pearson's other primary operations include the Financial Times Group and the Penguin Group.

Contacts

L. Wolfe Communications

Lisa Wolfe, 773-325-9935
lwolfe@lwolfe.com

IDC announce second quarter results

27 July 2006

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Interactive Data

Press Release

INTERACTIVE DATA REPORTS SECOND-QUARTER 2006 RESULTS

BEDFORD, Mass – July 27, 2006 – Interactive Data Corporation (NYSE: IDC) today reported its financial results for the second quarter ended June 30, 2006. Second-quarter 2006 revenue grew 13.7% to $151.2 million from $133.0 million in the second quarter of 2005. Net income for the second quarter of 2006 was $21.9 million, or $0.23 per diluted share, which includes $2.0 million of after-tax, stock-based compensation expense associated with the adoption of Financial Accounting Standards Board Statement No. 123(R) (FAS 123R), compared with $22.4 million, or $0.23 per diluted share, in the same quarter last year.

"Our second-quarter 2006 results demonstrate steady progress in expanding our business globally as well as in advancing initiatives we believe are fundamental to driving long-term growth and generating higher levels of profitability," stated Stuart Clark, president and chief executive officer. "Our revenue growth in the second quarter of 2006 primarily reflects the contribution from acquisitions plus organic expansion within FT Interactive Data. Our second-quarter 2006 net income reflects the after-tax impact associated with the adoption of FAS 123R and a higher effective tax rate."

Clark continued, "During the second quarter of 2006, we achieved a number of important operational objectives in terms of expanding major customer relationships in North America and Europe, advancing key product development projects, integrating our recent acquisitions and strengthening our management team. Within the Institutional Services segment, we are successfully identifying and pursuing cross-selling opportunities to further increase our business within our largest accounts. Renewal rates for our institutionally oriented businesses remained approximately 95%. Within the Active Trader Services segment, eSignal continued to expand its direct subscriber base while also enhancing its family of financial websites."

Other Second-quarter and Recent Operating and Financial Highlights

Effects of Foreign Exchange:

- Interactive Data's second-quarter 2006 revenue was negatively impacted by $0.5 million due to the effects of foreign exchange. Second-quarter 2006 revenue before the effects of foreign exchange grew by $18.6 million, or 14.0%, over the comparable period in 2005. Total costs and expenses in the second quarter of 2006 were positively impacted by $0.4 million due to the effects of foreign exchange. Second-quarter 2006 total costs and expenses before the effects of foreign exchange increased by $18.3 million, or 18.7%, over the second quarter of 2005.

Institutional Services Segment:

- FT Interactive Data's second-quarter 2006 revenue of $92.8 million grew 5.8% over the prior year's second quarter (or an increase of 6.2% before the effects of foreign exchange). North American revenue for the second quarter of 2006 increased 6.6% over the prior year's second quarter primarily as a result of demand for evaluated services and related reference data. Second-quarter 2006 European revenue increased by 3.3% (or increased 4.9% before the effects of foreign exchange) from the second quarter of last year. During the second quarter of 2006, FT Interactive Data announced access to independent valuations of credit default swap index trades. FT Interactive Data's Asia-Pacific second-quarter 2006 revenue increased 3.2% (or increased 5.3% before the effects of foreign exchange) compared with the prior year's second quarter.

- ComStock generated second-quarter 2006 revenue of $30.3 million, an increase of 53.4% over the same quarter last year (or an increase of 54.0% before the effects of foreign exchange). In July 2006, Interactive Data formed Interactive Data Managed Solutions, which is based on the offerings and technology of the IS.Teledata business that was acquired in mid-December 2005. ComStock's 2006 second-quarter revenue includes $12.0 million from Interactive Data Managed Solutions. In addition, $1.1 million in revenue associated with Interactive Data Managed Solutions that was deferred in the first quarter of 2006 was recognized in the second quarter of 2006. During the second quarter of 2006, ComStock expanded access to its offerings through an alliance with BT Radianz and strengthened its US sales organization with the addition of a number of experienced sales professionals.

- CMS BondEdge's revenue for the second quarter of 2006 of $8.1 million was essentially flat compared with last year's second quarter. CMS BondEdge's second-quarter 2006 performance was highlighted by 8 new client installations and the introduction of a new fixed income analytical datafeed service that enables clients to directly access state-of-the-art fixed income risk measures for use in a variety of middle and back-office applications.

Active Trader Services Segment:

- eSignal's second-quarter 2006 revenue of $20.0 million increased 15.1% over 2005's second-quarter revenue (or an increase of 15.2% before the effects of foreign exchange). The increase reflects the $3.1 million contribution of Quote.com, which was acquired in early March 2006. eSignal ended the second quarter of 2006 with nearly 61,300 direct subscription terminals, which includes approximately 13,500 direct subscription terminals for Quote.com-related services. Excluding the contribution from Quote.com, eSignal's revenue in the second quarter of 2006 declined slightly compared with the same quarter one year ago. During the second quarter of 2006, eSignal continued to enhance its existing active trader services and expand its redistribution network by developing customized offerings for MoneyAM, a leading financial website for UK investors, and the Chicago Mercantile Exchange, one of the world's oldest and most diverse financial exchanges. eSignal also made progress with the integration of the Quote.com businesses and expanding online advertising across its family of financial websites.

Capital Expenditures:

- Approximately $3.4 million, or 37%, of the $9.3 million in second-quarter 2006 capital expenditures were associated with facility relocation activities.

Six-Month Results

- For the six months ended June 30, 2006, Interactive Data reported revenue of $294.6 million versus $272.7 million for the comparable period in 2005, an increase of $21.9 million, or 8.0%. Total costs and expenses rose 12.9%, or $26.0 million, to $227.3 million in the first six months of 2006. Pre-tax stock-based compensation expense associated with the adoption of FAS 123R during the first six months of 2006 was $6.8 million. Income from operations for the first six months of 2006 declined by 5.7% to $67.3 million from the same period last year. Net income for the first six months of 2006 declined 9.4% to $41.8 million, or $0.44 per diluted share, from $46.1 million, or $0.48 per diluted share, in the comparable period of 2005. The tax rate for the first six months of 2006 was 40.2% compared with 37.3% in the same period last year or 36.9% for the full year 2005.

Cash Position and Stock Buyback Activities:

- As of June 30, 2006, Interactive Data had no outstanding debt and had cash, cash equivalents and marketable securities of $185.7 million. On May 30, 2006, Interactive Data expanded its existing June 2005 share buyback program by an additional one million shares of its common stock. During the second quarter, Interactive Data repurchased a total of 973,400 shares at an average price of $20.12 per share during the second quarter of 2006. Entering the third quarter of 2006, 226,600 shares of common stock remained available for repurchase under the Company's current stock buyback program.

New Chief Financial Officer

- In mid-June 2006, as previously announced, Andrew J. Hajducky III joined Interactive Data as executive vice president, chief financial officer and treasurer. He succeeded Steven G. Crane, who as planned, became president of the FT Interactive Data business.

Outlook

We anticipate that market conditions in the second half of 2006 will be similar to those experienced in recent quarters. We believe that spending on market data and related services by customers in the financial services industry will continue to be influenced by their focus on cost containment initiatives. Based on the results to date and current outlook for the balance of the year, we now expect that 2006 revenue growth will be in the range of 12-13%, versus original guidance for revenue growth in the mid-teens. We expect that 2006 net income will decline slightly versus 2005 as a result of recording $8.0 million to $10.0 million of estimated after-tax, stock-based compensation expenses associated with the adoption of FAS 123R. The effective tax rate for 2006 is now expected to be in the range 39.5% to 40.5% versus original guidance of 38.0% to 39.5% primarily due to expected changes in the geographic source of our pre-tax profits. We now anticipate that non-GAAP income from operations, which excludes the impact of FAS123R, will grow in the 7-9% range in 2006 versus original guidance for non-GAAP income from operations that ranged from high single-digit to low double-digit growth.

2006 capital expenditures are expected to be in the range of $40.0 million to $43.0 million. This includes capital expenditures of approximately $10.0 million to $12.0 million associated with the planned relocation of Interactive Data's corporate headquarters in Bedford, Massachusetts and ComStock's Harrison, New York facility during the year. Approximately 50% of the capital expenditures associated with these facility activities will be reimbursed by the landlords of these facilities during 2006.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call on Thursday, July 27, at 11:00 a.m. Eastern Time to discuss the second-quarter 2006 results, related financial and statistical information, and additional business matters. The dial-in number for the conference call is (706) 679-4631 and the related access code is 2518219. A live webcast of the conference call, along with related slides, will be broadcast on the investor relations section of the Company's Web site at www.interactivedata.com and through www.streetevents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. For those who cannot listen to the live broadcast, a replay of the call will be available from July 27 at 2:00 p.m. until Thursday, August 10, 2006 at 2:00 p.m., and can be accessed by dialing (706) 645-9291 or (800) 642-1687, using access code 2518219. A replay of the call, the related slides and other financial and statistical information presented on the conference call will also be available on the investor relations section of the Company's Web site at www.interactivedata.com after the call is completed. The web site is not incorporated by reference into this press release.

Non-GAAP Information

In an effort to provide investors with additional information regarding our results on a generally accepted accounting principles (GAAP) basis, we also disclose the following non-GAAP information, which management believes provides the following useful information to investors:

- Management refers to growth rates at constant foreign currency exchange rates so that business results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of our underlying business. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower than growth reported at actual exchange rates.
- Management includes information regarding organic revenue growth, which excludes the contribution of businesses acquired or closed during the past 12 months, related intercompany eliminations, the effects of foreign currency exchange rates and the recognition of revenue deferred in prior quarters because management believes that facilitating period-to-period comparisons of our organic revenue growth on a constant dollar basis better reflects actual trends. As part of determining organic growth, management refers to revenue for our FT Interactive Data, ComStock, CMS BondEdge, and eSignal businesses. Management uses such information for evaluating its business, and for forecasting and planning purposes. In addition, since we have historically reported revenue for these businesses to the investment community as part of our reports on Form 10-K and Form 10-Q, we believe that continuing to offer such information provides consistency in our financial reporting.
- Management includes information regarding core total costs and expenses which excludes total costs and expenses associated with businesses acquired or closed during the past 12 months, and the effects of foreign exchange and the recognition of costs and expenses deferred in prior quarters, because management believes changes in our core total costs and expenses on a constant dollar basis better reflect actual trends in the core businesses.
- Management includes information regarding core operating profit, which excludes revenue and costs and expenses associated with acquired or closed businesses during the past 12 months, intercompany eliminations, the effects of foreign exchange and the recognition of revenue and costs and expenses deferred in prior periods because management believes changes in our core operating profit on a constant dollar basis better reflect actual trends in the core businesses.
- Management refers to non-GAAP income from operations, which excludes the estimated impact of the adoption of Financial Accounting Standards Board Statement No. 123(R), "Share-Based Payment," because our historical financial performance did not include this expense. As a result, we believe that continuing to offer such information about our financial performance provides consistency in our financial reporting.

The above measures are non-GAAP financial measures and should not be considered in isolation from (and are not intended to represent an alternative measure of) revenue, total costs and expenses, earnings or cash flows provided by operating activities, each as determined in accordance with GAAP. In addition, the above measures may not be comparable to similarly titled measures reported by other companies.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws, and is subject to the safe-harbor created by such Act and laws. Forward-looking statements include our statements discussing our goals, beliefs, strategies, objectives, plans, future financial conditions, results of operations and cash flows or projections, including those appearing under the heading "Outlook," those statements about expected market conditions, our expected growth and profitability, and planned product and service developments, sales pipelines, and potential alliances and acquisitions. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than ours and their strategic response to our services and offerings; (ii) the possibility of a prolonged outage or other major unexpected operational difficulty at any of our key facilities; (iii) our ability to maintain relationships with our key suppliers and providers of financial market data; (iv) our ability to maintain our relationships with service bureaus and custodian banks; (v) a decline in activity levels in the securities markets; (vi) consolidation of financial services companies, both within an industry and across industries; (vii) the continuing impact of cost-containment pressures across the industries we serve; (viii) new offerings by competitors or new technologies that could cause our offerings or services to become less competitive or obsolete; (ix) our ability to develop new and enhanced service offerings and our ability to market and sell those new and enhanced offerings successfully to new and existing customers; (x) our ability to negotiate and enter into strategic alliances or acquisitions on favorable terms, if at all; (xi) our ability to derive the anticipated benefits from our strategic alliances or acquisitions in the desired time frame, if at all; (xii) potential regulatory investigations of us or our customers relating to our services; (xiii) the regulatory requirements applicable to our business, including our FT Interactive Data Corporation subsidiary, which is a registered investment adviser; (xiv) our ability to attract and retain key personnel; (xv) the ability of our majority shareholder to exert influence over our affairs, including the ability to approve or disapprove any corporate actions submitted to a vote of our stockholders; and (xvi) other factors identified in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation (NYSE: IDC) is a leading global provider of financial market data, analytics and related services to financial institutions, active traders and individual investors. The Company's businesses supply time-sensitive pricing, evaluations, dividend, corporate action and reference data for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management and valuation activities. Through its businesses, FT Interactive Data, ComStock, CMS BondEdge and eSignal, Interactive Data has approximately 2,200 employees in offices located throughout North America, Europe, Asia and Australia, and is headquartered in Bedford, MA. Pearson plc (NYSE: PSO; LSE:PSON), an international media company whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 62 percent of the outstanding common stock of Interactive Data Corporation. For more information, please visit www.interactivedata.com.

The FT Interactive Data business includes FT Interactive Data Corporation, a Delaware corporation. The ComStock business includes ComStock, Inc., a New York corporation.

COMPANY CONTACTS
Investors:
Andrew Kramer
Director of Investor Relations
781-687-8306
andrew.kramer@interactivedata.com

Media:
John Coffey
Manager, Public Relations
781-687-8148
john.coffey@interactivedata.com

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per share data)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Change	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	Change
REVENUE	$ 151,166	$ 132,998	13.7%	$ 294,595	$ 272,650	8.0%
COSTS & EXPENSES						
Cost of services*	49,196	41,842	17.6%	98,465	83,670	17.7%
Selling, general & administrative*	54,767	46,250	18.4%	105,552	97,913	7.8%
Depreciation	5,336	4,584	16.4%	10,621	9,143	16.2%
Amortization	6,498	5,168	25.7%	12,695	10,612	19.6%
Total costs & expenses	115,797	97,844	18.3%	227,333	201,338	12.9%
INCOME FROM OPERATIONS	35,369	35,154	0.6%	67,262	71,312	-5.7%
Other income, net	1,406	1,165	20.7%	2,599	2,179	19.3%
INCOME BEFORE INCOME TAXES	36,775	36,319	1.3%	69,861	73,491	-4.9%
Income Tax expense	14,826	13,897	6.7%	28,090	27,396	2.5%
NET INCOME	$ 21,949	$ 22,422	-2.1%	$ 41,771	$ 46,095	-9.4%
NET INCOME PER SHARE						
Basic	$ 0.23	$ 0.24	-4.2%	$ 0.45	$ 0.49	-8.2%
Diluted	$ 0.23	$ 0.23	0.0%	$ 0.44	$ 0.48	-8.3%
Cash dividends declared per common share	$ -	$ 0.80	-	$ -	$ 0.80	-
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING						
Basic	93,510	93,125	0.4%	93,484	93,181	0.3%
Diluted	95,815	95,818	0.0%	95,863	95,959	-0.1%

* Includes incremental stock-based compensation expense related to the adoption of FAS 123R of:	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Cost of services	$ 1,372	$ -	$ 2,759	$ -
Selling, general & administrative	1,898	-	4,077	-
Total	$ 3,270	$ -	$ 6,836	$ -

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2006 Unaudited	December 31, 2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 147,633	$ 147,368
Marketable securities	38,077	25,019
Accounts receivable, net	88,798	84,553
Interest receivable	1,415	751
Prepaid expenses and other current assets	12,356	10,458
Deferred income taxes	1,699	1,509
Total current assets	289,978	269,658
Property and equipment, net	69,976	64,252
Goodwill	526,971	480,179
Other intangible assets, net	180,583	182,156
Other assets	664	675
Total Assets	$ 1,068,172	$ 996,920
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable, trade	$ 18,585	$ 18,032
Payable to affiliates	1,831	892
Accrued liabilities	60,509	68,747
Income taxes payable	8,761	2,045
Deferred revenue	31,190	23,988
Total current liabilities	120,876	113,704
Deferred tax liabilities	36,888	23,864
Other liabilities	2,267	3,946
Total Liabilities	160,031	141,514
Stockholders' Equity:		
Preferred stock	-	-
Common stock	987	979
Additional paid-in capital	868,261	848,137
Treasury stock, at cost	(99,792)	(74,587)
Accumulated earnings	119,220	77,449
Accumulated other comprehensive income	19,465	3,428
Total Stockholders' Equity	$ 908,141	$ 855,406
Total Liabilities and Stockholders' Equity	$ 1,068,172	$ 996,920

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended June 30, (Unaudited)	
	2006	2005
Cash flows provided by (used in) operating activities:		
Net income	$ 41,771	$ 46,095
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	23,316	19,755
Tax benefit from exercise of stock options and employee stock purchase plan	-	2,458
Excess tax benefits from stock- based compensation	(2,488)	-
Deferred income taxes	(1,298)	(649)
Amortization of discounts and premiums on marketable securities, net	130	1,453
Stock-based compensation	7,983	583
Other non-cash items, net	537	(67)
Changes in operating assets and liabilities, net	2,231	(16,421)
NET CASH PROVIDED BY OPERATING ACTIVITIES	72,182	53,207
Cash flows used in investing activities:		
Purchase of fixed assets	(15,785)	(11,354)
Acquisition of business	(32,861)	-
Purchase and sale of marketable securities	(13,189)	(67,042)
NET CASH USED IN INVESTING ACTIVITIES	(61,835)	(78,396)
Cash flows provided by (used in) financing activities:		
Purchase of treasury stock	(25,205)	(19,033)
Proceeds from exercise of stock options and employee stock purchase plan	9,304	9,702
Excess tax benefits from stock based compensation	2,488	-
NET CASH USED IN FINANCING ACTIVITIES	(13,413)	(9,331)
Effect of change in exchange rates on cash and cash equivalents	3,331	(3,267)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	265	(37,787)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	147,368	207,908
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 147,633	$ 170,121

RECONCILIATION OF NON-GAAP MEASURES

Revenue Before Effects of Foreign Exchange, Acquisition-Related Revenue, Intercompany Eliminations Resulting from Acquisitions, and the Recognition of Reversed and Deferred Revenue
(In thousands)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Change	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	Change
Revenue						
Institutional Services						
FT Interactive Data	$ 92,789	$ 87,734	5.8%	$ 182,561	$ 173,761	5.1%
ComStock	30,259	19,724	53.4%	56,937	47,458	20.0%
CMS BondEdge	8,076	8,120	-0.5%	16,167	16,069	0.6%
Institutional Services Total	131,124	115,578	13.5%	255,665	237,288	7.7%
Active Trader Services						
eSignal	20,042	17,420	15.1%	38,930	35,362	10.1%
Active Trader Services Total	20,042	17,420	15.1%	38,930	35,362	10.1%
Total Revenue	151,166	132,998	13.7%	294,595	272,650	8.0%
Effects of Foreign Exchange	480	-	-	2,684	-	-
Non-GAAP Revenue before Effects of Foreign Exchange	151,646	132,998	14.0%	297,279	272,650	9.0%
Revenue – Quote.com	(3,074)	-	-	(3,879)	-	-
Revenue – IS.Teledata	(11,957)	-	-	(19,821)	-	-
Non-GAAP Revenue before Effects of Foreign Exchange and Acquisition-Related Revenue	$ 136,615	$ 132,998	2.7%	$ 273,579	$ 272,650	0.3%
Intercompany Eliminations Resulting from Acquisitions	-	(856)		(288)	(1,723)	
Non-GAAP Revenue *before Effects of Foreign Exchange*, Acquisition-Related Revenue and Intercompany Eliminations Resulting from Acquisitions	$ 136,615	$ 132,142	3.4%	$ 273,291	$ 270,927	0.9%
Recognition of Revenue Reversed and Deferred in the Fourth Quarter of 2004	-	-	-	-	(8,122)	-
Non-GAAP Revenue before Above Factors	$ 136,615	$ 132,142	3.4%	$ 273,291	$ 262,805	4.0%

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (CONTINUED)

Total Costs and Expenses Before Effects of Stock-Based Compensation Expense, Acquisition-related Total Costs and Expenses, Effects of Foreign Exchange, and Recognition of Reversed and Deferred Costs and Expenses (In thousands)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	2006	2005	Change
Total Costs & Expenses	$ 115,797	$ 97,844	18.3%	$ 227,333	$ 201,338	12.9%
Incremental Stock-based Compensation Expense	(3,270)	-	-	(6,836)	-	-
Total Costs & Expenses – Quote.com	(2,085)	-	-	(2,611)	-	-
Total Costs & Expenses – IS.Teledata	(11,584)	-	-	(22,166)	-	-
Effects of Foreign Exchange	369	-	-	2,108	-	-
Non-GAAP Total Costs & Expenses Before Acquisition-related Costs and Effective of Foreign Exchange	$ 99,227	$ 97,844	1.4%	$ 197,828	$ 201,338	-1.7%
Recognition of Costs & Expenses Reversed and Deferred in the Fourth Quarter of 2004	-	-	-	-	(6,702)	-
Non-GAAP Total Costs & Expenses Before Above Factors	$ 99,227	$ 97,844	1.4%	$ 197,828	$ 194,636	1.6%

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (CONTINUED)

Income from Operations Before Effects of Acquisitions and related Intercompany Eliminations, Foreign Exchange, Stock-Based Compensation Expense, and Recognition of Reversed and Deferred Revenue and Costs and Expenses (In thousands)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2006	2005	Change	2006	2005	Change
Non-GAAP Revenue before Above Factors	$ 136,615	$ 132,142	3.4%	$ 273,291	$ 262,805	4.0%
Non-GAAP Total Costs & Expenses Before Above Factors	$ 99,227	$ 97,844	1.4%	$ 197,828	$ 194,636	1.6%
Non-GAAP Operating Profit from Core Businesses	$ 37,388	$ 34,298	9.0%	$ 75,463	$ 68,169	10.7%

Pearson 2006 Interim results

31 July 2006



Pearson announced its Interim Results on Monday 31st July, 2006.

Download an electronic (html) version of the press release here.

Download the full press release and financials in PDF format here.

UK Presentation
Marjorie Scardino, CEO and Robin Freestone, CFO, hosted a presentation of the results for analysts and investors today at 09:00 (BST).

A replay for this event is available here.

Click here for a PDF of the presentation slides

US Conference call
A conference call for US investors was held at 15.00 (BST) / 10.00 (EDT).

A replay of the conference call is available here.

Video interviews
Click here to download video interviews with Marjorie Scardino, CEO and Robin Freestone, CFO.

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Pearson 2006 Interim results

31 July 2006



- **Good start to the year.** Sales up 8%; adjusted operating profit up 57% to £73m.
- **Sustained organic growth and market share gains.** Pearson Education sales up 11% with leading position in US School new adoption market and 4% growth in US Higher Education; FT Group sales up 6% with FT advertising revenues up 11%; Penguin sales up 2%.
- **Strong profit growth in all businesses.** Pearson Education, traditionally loss-making in the first half, breaks even (loss of £21m in 2005). FT Group profits up 23% to £55m and Penguin profits up 38% to £18m.
- **Full-year outlook maintained.** Pearson's profits are always heavily weighted to the second half of the year. With this first-half performance, we continue to expect strong earnings growth and cash generation and a further significant rise in our return on invested capital in 2006.

Marjorie Scardino, chief executive, said: "These results provide further evidence of the quality and potential of our business. All parts of Pearson are making strong progress, and our steady investment in new content and services is paying off with sustained organic growth, market share gains and margin improvement. We remain confident that 2006 will be another good year for Pearson both in competitive and financial terms."

£ millions	**Half year 2006**	Half year 2005	Headline growth	Underlying growth	Full year 2005
Business performance					
Sales	**1,878**	1,613	16%	8%	4,096
Adjusted operating profit	**73**	33	--	57%	506
Adjusted profit/ (loss) before tax	**31**	(6)	--	--	422
Adjusted earnings/ (loss)	**9**	(14)	--	--	272
Adjusted earnings/ (loss) per share	**1.1p**	(1.8) p	--	--	34.1p
Operating cash flow	**(183)**	(196)	7%	--	570
Free cash flow	**(250)**	(265)	6%	--	431
Net debt	**1,611**	1,298	(24)%	--	996
Statutory results					
Operating	**65**	73	(11)%	--	536

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profit					
Profit before tax	**25**	48	(48)%	--	466
Basic earnings	**7**	337	--	--	624
Basic earnings per share	**0.9p**	42.3p	--	--	78.2p
Dividend per share	**10.5p**	10.0p	5%	--	27.0p

Note: Statutory operating profit for 2005 included a £40m profit on the sale of our investment in CBSMarketWatch. Statutory basic earnings for 2005 included CBSMarketWatch and a £302m profit on the sale of Recoletos.

Throughout this statement, we refer to business performance measures for total operations and growth rates on an underlying basis unless otherwise stated. 'Underlying' means growth excluding currency impact and businesses acquired or sold. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 5, 7, 12 and 14. Profit measures within business performance are presented on an adjusted basis to exclude: i) other net gains and losses arising in connection with the sale of subsidiaries, investments and associates; ii) amortisation of acquired intangible assets; and iii) short-term fluctuations in the market value of financial instruments (under IAS39) and other currency movements (under IAS21).

2006 OUTLOOK

Due to the seasonal bias of our book publishing businesses, Pearson makes most of its sales and almost all of its profits in the second half.

However, based on our trading performance in the first half, we remain confident that 2006 will be another good year for Pearson as we continue to increase margins and grow faster than our markets. We expect to achieve strong underlying earnings growth, good cash generation and a further significant improvement in return on invested capital. Our outlook for the full year remains:

- ***Pearson Education*** (65% of 2005 sales; 68% of operating profit) expected to achieve underlying sales growth in the 3-5% range, with similar rates of growth in each of its three worldwide businesses (School, Higher Education and Professional). School and Professional, which achieved very strong growth in the first half, will face tougher comparables in the second half of the year. We expect margins to improve in School and Professional and to be stable in Higher Education.
- ***Penguin*** (20% of 2005 sales; 12% of operating profit) expected to grow at a similar rate to 2005 with margins improving steadily as we benefit from efficiency gains.

- ***Financial Times Group*** (15% of 2005 sales; 20% of operating profit) expected to achieve a further significant profit improvement. The *Financial Times* continues to show good momentum, with circulation up 5% and advertising revenues up 11% in the first half. IDC expects another good year, benefiting from similar business conditions to 2005, steady organic growth and the contribution of recent acquisitions.

Acquisitions. In the first half we invested a total of £273m in a series of acquisitions in education and the FT Group. For the full year, we expect these acquisitions to have a broadly neutral effect on adjusted earnings per share as a result of integration spend in the second half and the interest charge on our higher level of net debt. We expect these acquisitions to enhance Pearson's adjusted earnings per share and return on invested capital in 2007, their first full year under our ownership.

Interest and tax. We expect our interest charge to be a little higher than in 2005, as a result of our higher level of net debt. We expect our effective tax rate to be in the 32-34% range.

Cash. We expect another good cash performance, well ahead of our 80% target conversion threshold.

Exchange rates. Pearson generates around two-thirds of its sales in the US and each five cent change in the average £:$ exchange rate for the full year (which in 2005 was £1:$1.81) would have a translation impact of approximately 1p on adjusted earnings per share. The average rate during the first half of 2006 was £1:$1.79 and the closing rate at the end of June was £1:$1.85.

For more information:
Luke Swanson / Simon Mays-Smith/ Deborah Lincoln + 44 (0) 20 7010 2310

Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (BST) and available for replay from 12.00 (BST) via www.pearson.com. We are holding a conference call for US investors today at 15.00 (BST) / 10.00 (EDT). To participate please dial in on +1 718 354 1175 (inside the US) or +44 208 974 7900 (outside the US), participant code c348483. Video interviews with Marjorie Scardino and Robin Freestone are also available at www.pearson.com. High resolution photographs are available for the media at www.newscast.co.uk.

OVERVIEW
Pearson's sales increased 8% in the first half of the year and adjusted operating profits increased by 57% to £73m. Adjusted earnings per share improved to 1.1p, from a loss of (1.8)p in 2005.

Operating cash flow improved by £13m to £(183)m and our average working capital to sales ratio improved to 27.3% (from 28.7% in the first half of 2005).

Our statutory results show a reduction in operating profit to £65m (£73m in 2005, including a £40m profit on the sale of our stake in CBSMarketWatch). Statutory earnings

for the period were £7m, compared with £337m in the first half of 2005 which included a £302m profit on the sale of Recoletos, our Spanish media group. Excluding those one-off gains on disposals, our statutory profit was £12m higher than in 2005.

Our net borrowings, which peak at the half-year stage, increased to £1,611m (£1,298m in 2005), largely as a result of a series of bolt-on acquisitions in education (including Promissor, PBM, National Evaluation Systems, PowerSchool and Chancery) and financial information (Quote.com). Our total investment in all acquisitions in the first half was £273m.

The board has declared an interim dividend of 10.5p per share, a 5% increase on 2005, reflecting this strong financial performance and its confidence in the outlook for the full year.

£ millions	**Half year 2006**	Half year 2005	Headline growth	Underlying growth	Full year 2005
Sales					
School	**625**	518	21%	10%	1,295
Higher Education	**206**	192	7%	3%	779
Professional	**316**	243	30%	20%	589
Pearson Education	***1,147***	*953*	*20%*	*11%*	*2,663*
FT Publishing	**179**	164	9%	9%	332
IDC	**165**	143	15%	3%	297
FT Group	***344***	*307*	*12%*	*6%*	*629*
Penguin	**387**	353	10%	2%	804
Total continuing	**1,878**	1,613	16%	8%	4,096
Adjusted operating profit					
School	**36**	16	--	46%	147
Higher Education	**(53)**	(45)	(18)%	(13)%	156
Professional	**17**	8	--	60%	45
Pearson Education	***0***	*(21)*	--	--	*348*
FT Publishing	**13**	6	--	--	21
IDC	**42**	38	11%	8%	80
FT Group	***55***	*44*	*25%*	*23%*	*101*
Penguin	**18**	13	38%	38%	60
Total continuing	***73***	*36*	--	*57%*	*509*
Discontinued (Recoletos)	**--**	(3)			(3)
Total	***73***	*33*	--	***57%***	***506***

SCHOOL

£ millions	**Half year 2006**	Half year 2005	Headline growth	Underlying growth	Full year 2005
Sales	**625**	518	21%	10%	1,295
Adjusted operating profit	**36**	16	--	46%	147

Further share gains in the US

- Market-leading performance in US school publishing. Strong first-half sales growth, benefiting from earlier phasing of our major state adoption wins compared with 2005.
- Pearson takes an estimated 30% market share of total new adoptions (and 33% where we competed), and makes a strong start in open territories. Pearson takes the #1 or #2 market share of new adoptions in reading, maths, science and social studies.
- #1 position in Elementary Social Studies in California with an innovative new digital programme. It has so far taken a 41% share, reaching more than 1.5m students.
- Testing business, benefiting from excellent record of contract wins in 2005, continues to gain share with new long-term contracts in Illinois, Maryland, Mississippi and New York. Rapid growth in online assessment, with pilots underway in nine states and 1.4 million secure online tests delivered in the first half.
- Curriculum software continues to show good growth with increasing adoption of technology in schools and new version releases for some of our major programmes including Waterford and NovaNet.

Good growth in International, with strong performance in Canada, Europe and Latin America

- International English Language Teaching business outperforms market, capitalising on growing demand for English language proficiency and local adaptations of new and established global programmes. *English Adventure*, developed with Disney for the ELT primary market, gains share with new versions for Asia and Latin America building on the success already achieved in Europe.
- UK school businesses benefit from technology leadership. In school testing, we have marked a total of 8 million GCSE, AS and A-Level scripts onscreen, and we are piloting a programme to provide students and their parents - in addition to schools - with online access to question-level examination performance data. Our new science qualification, textbook, e-learning and teacher support programmes, designed for major changes in science curriculum in 2006, are gaining significant market share.

Bolt-on acquisitions adding breadth, scale and value

- School testing business gains scale and enters a new growth market through the acquisition of National Evaluation Systems, America's leading provider of

certification tests for the teaching profession.

- School technology business transformed through the acquisitions of Chancery and PowerSchool, the #2 and #3 providers of student information systems to US schools. Pearson now has an installed base of 29,200 schools serving 25 million students - close to half of all school students in America.
- Pearson gains a leading position in the Italian school publishing market through the acquisition of Paravia Bruno Mondadori.

Healthy outlook 2007-2009

- US school new adoption market expected to grow strongly from 2007- 2009 (estimated at $660m in 2006; $800m in '07; $900m in '08; $1bn in '09).
- US state tax receipts - the major source of school funding - remain healthy. According to the Rockefeller Institute, state tax receipts grew by 6.8% in Q1 2006 with all three major categories (personal income tax, sales tax and corporate income tax) showing solid growth.
- Increasing technology adoption by US schools and shift of No Child Left Behind policies from implementation to remediation creates favourable environment for Pearson's mix of curriculum, assessment and technology services.

HIGHER EDUCATION

£ millions	**Half year 2006**	Half year 2005	Headline growth	Underlying growth	Full year 2005
Sales	**206**	192	7%	3%	779
Adjusted operating profit	**(53)**	(45)	(18)%	(13)%	156

Investments generate higher first half losses . . .

- Pearson's Higher Education business is traditionally loss-making in the first half, as it invests ahead of two major selling seasons in the US: July/ August (ahead of the first college semester) and December (ahead of the second semester).
- Worldwide Higher Education sales growth of 3%; good growth in the US (up 4%).
- First half losses increase to £53m (£45m in 2005) as Pearson invests in new content and online services.

. . . and sustainable competitive advantage

- Pearson's US Higher Education business, the market leader, has grown ahead of the industry for seven straight years.
- Strong performance from major schedule of 1st editions with major new titles in Economics, Algebra, Accounting, Psychology and Written Composition.
- Rapid growth from online homework and assessment services including MyMathLab and Mastering Physics. More than 900,000 US college students register for Pearson's online learning programme in the first half, an increase of 29%. Evaluation studies show significant learning gains for students and efficiency improvements for

institutions.

- New online homework and assessment programmes in economics, psychology and developmental writing to be launched in the second half.
- Continued strong growth from custom publishing as Pearson extends leadership in print custom publishing to custom media and full service curriculum solutions.
- Further innovation in product models and student channels. Pearson is piloting downloadable audio study guides; digital textbooks; purchasing-by-the-chapter; and an online store for all our higher education materials.
- International Higher Education business continuing to invest in global and local authors, publishing in new languages, online learning tools and custom publishing, and new markets in Asia and the Middle East.

PROFESSIONAL

£ millions	**Half year 2006**	Half year 2005	Headline growth	Underlying growth	Full year 2005
Sales	**316**	243	30%	20%	589
Adjusted operating profit	**17**	8	--	60%	45

Note: At the beginning of 2006 we transferred Brady Games, our video games imprint, out of Professional and into Penguin. This move reduces Professional sales by £6m in the first half. There is no operating profit impact.

Professional Testing

- Substantial revenue and profit growth, as major contracts continue to build and business emerges from investment phase.
- Successful execution on major new contracts. Graduate Management Admissions Test now being administered through Pearson's network of more than 4,000 test centres in 145 countries, the world's largest.
- Promissor, acquired in January 2006, performing well. Acquisition brings additional scale in professional testing and enables Pearson to enter new US state and federal regulatory markets.

Government Solutions

- Exceptional revenue growth in the first half, benefiting from phasing of US Department of Health Medicaid contract (which is expected to reverse in the second half).
- New contract wins with the US Defense Information Systems Agency and governments of Argentina and Mexico; strong pipeline of new long-term business opportunities in the second half.

Technology Publishing

- Worldwide technology publishing business maintaining market share despite weak industry conditions.

- Further cost actions: continued reduction in publishing list and overheads; consumer technology business transferred to Penguin to gain additional scale in distribution.

FINANCIAL TIMES GROUP

£ millions	**Half year 2006**	Half year 2005	Headline growth	Underlying growth	Full year 2005
Sales					
FT Publishing	**179**	164	9%	9%	332
IDC	**165**	143	15%	3%	297
Total	***344***	*307*	12%	6%	629
Adjusted operating profit					
FT Publishing	**13**	6	--	--	21
IDC	**42**	38	11%	8%	80
Total	***55***	*44*	25%	23%	101

FT Publishing

- *Financial Times* sales up 10% to £119m and profit improved to £5m (loss of £2m in first half of 2005).
- FT advertising revenues up 11%, continuing steady acceleration in advertising revenue growth. 20%+ growth in financial, luxury goods and online advertising; more than 80% of advertising revenue improvement converted to profit in the first half.
- FT's average circulation 447,000 for the first six months, up 5%; 86,000 FT.com subscribers in June, up 11% (on the same period last year).
- Deeper integration of the FT's print and online editorial processes under way. Reinforcement of print and online teams through senior appointments and reorganisation.
- Circulation up 2% at *Les Echos* to 120,000, *FT Deutschland* level at 102,000; *The Economist* up 9% up to 1,096,000 (for the July-December ABC period).
- Strong performance of the portfolio of finance titles, websites and events at FT Business, with sales up 15% and improved margins in institutional finance titles.

Interactive Data Corporation

- Underlying sales growth of 3% with increased business with existing customers and 95%+ renewal rate within its Institutional Services segment.
- Demand for fixed income evaluations and related reference data drives new sales for FT Interactive Data, which grew over 6% excluding the impact of foreign exchange.
- Steady international expansion; working with some of largest clients to pursue enterprise-wide opportunities that involve offering multiple Interactive Data businesses.
- IS. Teledata integration progressing well; re-branded Interactive Data Managed Solutions in July

2006.

- e-Signal, which provides real time financial market data to financial professionals and active traders, continues to expand its direct subscriber base and online advertising across its family of financial websites, which together rank among the top 10 financial destinations. Quote.com integration progressing well.
- CMS BondEdge introduction of fixed income analytical data feed service well received by customers.
- IDC reported second-quarter and first-half 2006 results on 27 July 2006, available at www.interactivedatacorp.com .

PENGUIN

£ millions	**Half year 2006**	Half year 2005	Headline growth	Underlying growth	Full year 2005
Sales	**387**	353	10%	2%	804
Adjusted operating profit	**18**	13	38%	38%	60

Note: At the beginning of 2006 we transferred Brady Games, our video games imprint, out of our Professional segment and into Penguin. This move increases Penguin sales by £6m in the first half. There is no operating profit impact.

- Continued margin improvement, with sales up 2% and profits up 38%.
- Record bestseller performance with 85 titles on New York Times bestseller lists and 43 top ten bestsellers in UK. Brand name author bestsellers and newly created bestsellers including titles by Patricia Cornwell, Clive Cussler, Nathaniel Philbrick, Anthony Horowitz, Tyler Perry, Kim Edwards, Jeremy Clarkson, Jane Green and Marina Lewycka.
- Major literary awards. Penguin authors win a Pulitzer Prize for the second year in a row - this year the Pulitzer Prize for Fiction (Geraldine Brooks for *March*), two Orange Prizes (Zadie Smith for *On Beauty* and debut writer Naomi Alderman for *Disobedience*), and two Whitbread Prizes (Ali Smith for *Accidental* and Hilary Spurling for *Matisse: the Master*).
- Strong second half publishing list, including bestselling authors Thomas Pynchon, Nora Roberts, Clive Cussler, Carly Fiorina, John Dean, Jamie Oliver, Jeremy Clarkson, Sue Townsend, Eoin Colfer and Kylie Minogue.
- Successful innovation with new formats. Penguin authors published in new "Premium Paperback" format achieve higher sales than with their previous traditional mass market titles.
- Strong backlist performance with innovative publishing and marketing. New editions and lines introduced for the 60th Anniversary of the Penguin Classics, including Red Classics and Penguin Epics in the UK, and Penguin Graphic Classics, and a

successful partnership with the National Basketball Association in the US.

- Further efficiency gains. Continued programme to capitalise on combined scale of Penguin and Pearson Education in book publishing, with shared warehousing, distribution, purchasing and information technology.
- Investment in new digital channels and formats, including Penguin online bookstores, e-books, digital audio and podcasts, to reach new audiences.
- Continued investment in India, where Penguin has #1 market share, with expansion of local language publishing programme, and shift of some travel and illustrated reference pre-production processes to Delhi.

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.

LessonLab Research Institute's Ronald Gallimore To Keynote Florida Statewide Teacher Education Conference

31 July 2006



"You Haven't Taught Until They Have Learned" Focuses on Teaching Principles of Legendary UCLA Coach John Wooden

Santa Monica, CA - Named the greatest college coach of the 20th century by an ESPN panel of experts, John Wooden was also a master teacher whose skills are now recognized as key to student achievement, according to Ronald Gallimore, Chief Scientist for the LessonLab Research Institute, the independent research arm of Pearson Achievement Solutions.

Gallimore will be discussing the relevance of Wooden's work to today's teachers and professional development practices as part of "You Haven't Taught Until They Have Learned," his keynote speech to the Florida Statewide Teacher Education Conference. Adapted from You Haven't Talked Until They Have Learned: John Wooden's Teaching Principles and Practices, which Gallimore co-authored with Swen Nater, the speech will take place on August 3rd at 8:30 a.m. at Central Florida Community College in Ocala, FL.

John Wooden considered himself a teacher, not just a coach, and his UCLA teams dominated college basketball in the 1960s and early 1970s. He believed that the fundamental principles of teaching were the same both in classrooms and on practice courts, and the methods he pioneered converge remarkably with contemporary research findings, according to Gallimore.

Using research examples to support his findings, as well as short video clips of interviews with Wooden, Gallimore will show that teachers increase student learning when they frequently assess student work and performance; plan ahead; prepare instruction that addresses anticipated struggles; know a subject well, so they can make it understandable to learners; prepare students to solve the unexpected as well as the expected; and view their classrooms as professional learning communities for themselves, not just as education centers for their students.

"Wooden demonstrated that student learning and achievement are not the results of wizardry," said Gallimore. "Instead, they are the products of research, planning, continuous improvement, subject mastery, effective pedagogy, and the intangible example of a dedicated teacher."

About LessonLab Research Institute (LLRI)

LLRI, the independent research arm of Pearson Achievement Solutions, engages in a variety of research projects, focused on teaching and improvement of teaching. Current projects are focused on science and mathematics teaching and are funded by the U.S. Department of Education Institute for Education Sciences and the National Science Foundation. All projects are

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designed and conducted by LessonLab's research scientists, in collaboration with researchers around the globe.

Further information

Rod Granger
Pearson Education
212-782-3486
rod.granger@pearsoned.com

About Pearson Achievement Solutions

Pearson Achievement Solutions (www.pearsonachievementsolutions.com) is focused on providing comprehensive solutions for the professional learning and growth of K-12 educators, and partnering with schools to define and build long-term solutions for ongoing school reform. Based on the foundation of LessonLab, Pearson Achievement Solutions provides district-wide solutions for professional learning, data-driven decision making, instructional leadership and teacher graduate studies to drive student learning.

About Pearson Education

Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. Virtually all students in America learn from a Pearson program at some point in their educational career. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Scott Foresman, Pearson Early Learning, Pearson Learning Group, Pearson Digital Learning, and Pearson Addison Wesley. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

Pearson makes history with innovative Social Studies program for California

31 July 2006

Majority of State Schools Choosing Pearson Scott Foresman's New Curriculum; Publisher Forecasts Nearly One in Two California K-5 Students Will Use Program

Sacramento, California - Millions of California elementary school students will soon be learning history in a revolutionary new way developed by publishing leader Pearson Education, which is being credited by many of the state's teachers and school districts for redefining how the subject is best taught.

The research-based Pearson Scott Foresman program blends printed text, digital, and activities-based instructional methods that focus purely on state standards. It provides a complete digital curriculum with online books, video, assessment and interactive learning tools - allowing teachers easily to build a lesson, teach the whole class or assign work to an individual child. It allows teachers to accommodate students' learning styles, as well as their own teaching preferences and needs. Furthermore, the entire program is available in Spanish, and includes tools - such as audio student text and leveled content readers - that support English learners.

Seven of the largest local districts within the massive Los Angeles Unified School District (LAUSD) recently adopted *Scott Foresman's History/Social Science for California*; several hundred other districts across the state are following suit. Pearson estimates that close to fifty percent of all K-5 students in the state will learn history/social studies from this unique new program.

Why all the buzz?

Simply put, the program works - and not just in teaching history/social studies, but also in ensuring that California's stringent reading standards are met. The program also offers direct benefits to the state's large population of Latino and other English language learners. The program is designed to help ensure that history and social studies are incorporated into a typical school day. According to the National Assessment of Educational Programs (NAEP), 80 percent of the nation's fourth graders spend less than three hours a week learning social studies.

"Schools are recognizing that our program is highly effective," said Paul McFall, President of Pearson Scott Foresman. "The rapid and enthusiastic acceptance of our curriculum confirms the huge appetite for our new approach."

In November, the California State Board of Education unanimously approved the program as part of the California 2005 History-Social Science Adoption for Instructional Materials.

Superintendent of Public Instruction Jack O'Connell, California's highest-ranking education official, recently spoke about the value of technology in education during an

announcement about technology funds available to California schools.

"Technology in the classroom can be used strategically to improve student achievement and help prepare our students for success in the competitive global economy of the 21st century," O'Connell said in a news release last week.

In addition to LAUSD, the state's largest school district, more than 200 other districts throughout California have already selected the program, and are providing glowing feedback.

"I'm really impressed with how the program uses the Strategic Reading Initiative techniques embedded in the text," said Chris Hoover, a fifth grade teacher at the Taylor Street School in Sacramento's Robla School District.

Prior to the state's approval, the Lamont School District located near Bakersfield, California successfully piloted the Pearson Scott Foresman program last year, and became the first district in the state to purchase the program. Schools officials there rave about the program.

"This is a potent weapon for us in meeting a number of educational challenges we face," said Cheryl McConaughey, assistant superintendent at Lamont. "We don't have to worry about extraneous content; our teachers have a lot of options to help them teach and reinforce social studies and reading standards at the same time."

Lamont and other school districts that have selected *Scott Foresman's History/Social Science for California* say they like the fact students can work directly in their text-workbooks, which are more condensed and focused than the standard textbooks. They also find that the array of digital and activity tools help engage students like never before.

"History/social science comes to life with exciting text, vibrant media clips and activities developed by real California teachers and historians at the Colonial Williamsburg Foundation," said McConaughey. "Our teachers are thrilled with virtually all aspects of the Pearson Scott Foresman program."

Further information
Stevan Allen (916) 448-1336
Jami Warner (916) 761-7699
Wendy Spiegel, Pearson Education, 1-800-745-8489

Notes to reporters
Click on the following link to experience the program via an online demo:
http://www.scottforesman.com/socialstudies/cahistory/revolutionary.cfm

About Pearson Scott Foresman
Pearson Scott Foresman is the world's leading elementary educational publisher. Its full line of educational resources supports teachers and helps schools and districts meet new demands for Adequate Yearly Progress (AYP) and

reporting. Pearson Scott Foresman publishes school curriculum materials in all subject areas, including reading, language arts, mathematics, science, social studies, music, art, bilingual, ESL/ELL, and religion. Its educational resources and services include textbook-based instructional programs, curriculum Web sites, digital media, assessment materials, and professional development.

About Pearson Education
Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. Named one of the 100 best places to work by Working Mother Magazine for the sixth year in a row, Pearson Education is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Longman, Pearson Scott Foresman, Pearson Learning Group, Pearson Digital Learning, Pearson Educational Measurement, Pearson School Systems, Pearson Assessments, and Pearson Addison Wesley. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.